Exhibit 99.1

OMEGA PROTEIN URGES STOCKHOLDERS TO PROTECT VALUE OF THEIR INVESTMENT

Omega Management Best Positioned to Execute the Board’s Current Plan Efficiently and Effectively

Wynnefield Fails to Present Alternative Plan and Qualified Candidate

HOUSTON, May 23, 2016 – The Board of Directors of Omega Protein Corporation (NYSE: OME) (the “Company” or “Omega Protein”), today issued a letter to stockholders in connection with the Company’s 2016 Annual Meeting scheduled to be held on June 28, 2016. In the letter, the Board reaffirms its belief that the Board’s candidates are well-qualified, experienced and, with the other directors, the best team to lead the Company through the next phase of its growth. The actions of the Board demonstrate a commitment to open dialogue with all stockholders, and to sound corporate governance policies and practices. As a further demonstration of that commitment, the Company’s three director nominees include David H. Clarke, one of the candidates proposed by Wynnefield Capital Management, LLC, for election at this year’s annual meeting. Nonetheless, Wynnefield refuses to withdraw its costly and distracting proxy contest.

The full text of the letter follows:

***

Dear Fellow Stockholders:

On June 28, 2016, the future of your investment in Omega Protein Corporation (the “Company” or “Omega Protein”) will be decided at our 2016 Annual Meeting. Your vote always matters, but this year you have a significant choice to make. In our view, the choice is simple. You are being asked to choose between:

1)

Supporting the continued transformation of Omega into a diversified nutrition company poised to take advantage of strong and growing demand. Under your Board and management team, Omega has taken forward-looking actions to unlock value and build on more than 100 years of expertise in the nutrition industry;

or

2)

Following Wynnefield Capital Management, LLC (“Wynnefield”), a short-sighted investor with no long-term strategy to grow stockholder value and no experience in the global nutrition business. Wynnefield’s stated objective is to take control of Omega. Your Board has already thoroughly evaluated a sale as part of a full range of strategic alternatives with the assistance of J.P. Morgan – an independent and highly regarded financial advisor – and determined that a sale of the Company is not presently in the best interests of all stockholders.

Your Board and management team have been transforming Omega into a more balanced nutrition company serving not only animal customer segments, but also meeting the burgeoning global demand for better human nutrition. This strategy leverages Omega’s core nutritional capabilities to supply customers in the feed, food and supplement sectors while focusing on growth and efficiency initiatives. Our strategic plan creates near-term value and positions us to drive greater returns over the long term.

By contrast, Wynnefield has stated that – if its nominees are elected to your Board– it would initiate a sale of the Company. Wynnefield’s insistence on this sole objective is particularly confounding since your Board already closely examined the possibility of a sale earlier this year, in line with our commitment to evaluate all opportunities for value creation.

Short of a sale that would not provide enhanced value given the indications of interest received during the Company’s strategic review process, Wynnefield has offered no other strategy or detailed plan. Wynnefield’s tactics will only unwind the significant progress we have made, disrupt our momentum and likely prevent you from realizing maximized returns on your investment in Omega.

THE RIGHT BOARD FOR OUR NEXT CHAPTER OF GROWTH

We are mindful of the need for strong, independent voices in the boardroom that can help guide strategy. With that goal in mind, your Board has transformed its composition over the past several years. Approximately two years ago the Board decided not to re-nominate Dr. Bill Lands, a director who had contributed greatly in the area of omega-3 fatty acids for many years and during a period when the Company needed to enhance the public awareness of the value, health and other benefits of omega-3 fatty acids, a fact that is commonly accepted today. Dr. Lands had been a long-standing member of the Board of Directors. He was not re-nominated and in his place the Company nominated and elected two new directors: Steve Bryan and Gary Ermers. Steve Bryan brought leadership experience, manufacturing experience and experience in the food and nutrition industry. Gary Ermers provided deep financial expertise that further enhanced the Audit Committee given his years of experience as a chief financial officer and in senior accounting and audit roles. In addition, Mr. Ermers provided a wealth of experience in the healthcare area with contacts and an integral understanding of the industry. Further, his experience in negotiating and overseeing numerous acquisitions, divestitures, consolidations and mergers over his twenty plus years in the healthcare industry is particularly valuable. It is this focus on constant improvement that led to our addition of five new Board members in six years and the initiation of a strategic review process and continues to guide our efforts to create enduring stockholder value.

We are pleased to nominate three highly qualified director candidates with the right mix of corporate leadership and operational and financial expertise for election at this year’s Annual Meeting. Most importantly, each of the nominees has top-level experience expanding into new markets and determining the optimal balance between growth and risk mitigation. The Board, after evaluating and interviewing a number of candidates, made its nominations for director positions to provide the best team to guide the Company.

Some highlights regarding our slate:

●	All of our nominees have senior leadership experience at companies other than Omega;

●	Each of our nominees has overseen significant and measurable financial and operational growth in their respective businesses; and
●	Two of our nominees are independent, with our CEO Bret Scholtes being the third nominee.

Gary J. Ermers

Former Chief Financial Officer of St. Joseph Health System and KentuckyOne Health

Mr. Ermers’ extensive experience in the healthcare industry, experience with mergers and acquisitions and his financial expertise significantly contribute to the Board and the Company’s focus on both of its core customer segments.

Mr. Ermers, age 56, has been a director of the Company since June 2014. From 1996 to July 2012, Mr. Ermers served as Chief Financial Officer of Saint Joseph Health System, Inc. and KentuckyOne Health, a $2.2 billion revenue multi-hospital, physician, and health network company. In his capacity as Chief Financial Officer, he negotiated and oversaw the purchase of numerous hospitals, negotiated joint ventures with physician groups and health centers and led the divestiture of an HMO Insurance subsidiary at a significant ROI. Mr. Ermers also served as interim CEO of Saint Joseph Healthcare in 2004. Through organic growth, capital investments and acquisitions, St. Joseph Hospital’s revenue grew over Mr. Ermers’ 16-year tenure as Chief Financial Officer from $145 million to $2.2 billion, and the company was renamed KentuckyOne Health. Mr. Ermers also has an additional 13 years of CFO, Controllership, and public accounting/auditing experience with St. Catherine’s Hospital, Advocate Healthcare, and Deloitte, Haskins, & Sells. Mr. Ermers has additional experience serving on Board Audit and Finance Committees with TriHealth, Inc. (2007-2012), a multi-billion dollar revenue Health System in Cincinnati, Ohio and currently serves as Chairman of the Audit/Finance Committee for St. Claire Regional Medical Center in Morehead, Kentucky. Mr. Ermers currently manages his personal investments and is a business consultant in the healthcare industry. Mr. Ermers served as the Associate Director of Healthcare Consulting Services at Dean Dorton Allen Ford, PLLC, a public accounting firm, from February 2013 to April 2015, where he led the divestiture project of a health system client from solicitation of buyers to negotiations and sale to HealthSouth Corporation. From July 2012 to February 2013, Mr. Ermers worked as a business consultant. Mr. Ermers holds an MBA degree in Finance from DePaul University and a BA degree in Accounting from the University of Wisconsin – Eau Claire.

Bret D. Scholtes

Chief Executive Officer, Omega Protein

Mr. Scholtes brings extensive financial, management and operations experience to lead the Company during this important phase in its strategic plan. Wynnefield has stated that it intends to vote its proxies FOR Mr. Scholtes.

Mr. Scholtes, age 46, has served as the Company’s President and Chief Executive Officer since January 2012 and as a director of the Company since February 2013. Bret Scholtes’ experience while with Omega Protein is well-documented, but his contributions go beyond what is obvious. For example, shareholder outreach and communication has increased significantly under Mr. Scholtes’ tenure. Prior to his selection as Chief Executive Officer, Mr. Scholtes served as the Company’s Senior Vice President-Corporate Development from April 2010 to December 2010, and as the Company’s Executive Vice President and Chief Financial Officer from January 2011 to December 2011. From 2006 to April 2010, Mr. Scholtes served as a Vice President at GE Energy Financial Services, a global energy investment firm. Prior to that, Mr. Scholtes held positions with two publicly traded energy companies. From 2001 to 2006, Mr. Scholtes was responsible for executing an acquisition-oriented growth plan for Reliant Energy, Inc. and identifying acquisition targets, assessing the financials and structuring and negotiating the transactions. Mr. Scholtes served in a similar role with GE Financial Services from 2006 to 2010, where he originated acquisitions, conducted due diligence, formed joint ventures and oversaw efforts to acquire a majority interest in publicly traded companies. Mr. Scholtes also has five years of public accounting experience. Mr. Scholtes holds an MBA degree in Finance from New York University and a degree in Accounting from the University of Missouri – Columbia.

David H. Clarke

Former Executive Chairman of Marine Harvest International, Inc.

Mr. Clarke’s expertise in aquaculture and fish meal production and distribution will enhance Omega’s growth strategy.

David H. Clarke, age 74, served from 1989 through 1995 as Executive Chairman of International Proteins Corporation, subsequently Marine Harvest International, Inc., an American Stock Exchange listed company, then one of the largest aquaculture companies in the world engaged in fishing for menhaden, sardines and anchovies in the United States and Panama, and the production, distribution and trading of fishmeal and fish oil worldwide, as well as farming Atlantic salmon in Scotland and Chile and shrimp in Ecuador. Prior thereto, Mr. Clarke was President and Chief Executive Officer of his family's menhaden fish meal business, Seacoast Products, Inc., which had operations in Cameron, Louisiana, Intracoastal City, Louisiana, Morgan City, Louisiana, Moss Point, Mississippi, Port Monmouth, New Jersey, and Beaufort, North Carolina. Seacoast Products, Inc. was sold to Hanson plc in 1973 and was subsequently sold to Zapata Corporation, the predecessor of Omega Protein Corporation. Currently, Mr. Clarke is the Chief Executive Officer of GSB Holdings, Inc., a subsidiary of his family’s private business engaged in real estate development and investments and is completing his final term on the board and Audit Committee of Fiduciary Trust Company International, a money manager, which is a subsidiary of NYSE-listed Franklin Resources, Inc. Mr. Clarke is also currently President and Chief Executive Officer of Monster Digital, Inc., a privately held company engaged in the consumer electronics business. From June 2010 until October 2014, Mr. Clarke served as Chairman of Hong Kong-based United Pacific Industries, Limited, a company listed on the Hong Kong Stock Exchange. Mr. Clarke served as the Chairman and Chief Executive Officer of NYSE-listed Jacuzzi Brands, Inc., a multi-billion dollar international conglomerate, from June 1995 until October 2006. Prior thereto, Mr. Clarke was Vice Chairman of Hanson plc, a diversified multi-billion dollar conglomerate listed on the London Stock Exchange, with oversight responsibility for the acquisition, operation and disposition of numerous public and private companies. Mr. Clarke received a BA degree from Hobart College in 1965.

We decided to nominate Mr. Clarke, despite the fact that Wynnefield did not allow us to contact him directly after our interview with him and instead directed that all communications go through Wynnefield’s legal counsel.

In short, we believe Omega already has the right plan and has nominated the right team to deliver value to our stockholders over the near and long term: continue to reduce costs, manage capital spending carefully, and adjust our strategic plan as conditions warrant to ensure attractive returns on our investments. If elected, the Company’s proposed Board would be composed of the optimal mix of independent and highly experienced directors to oversee the continued execution of our strategy and position Omega for sustainable growth and profitability.

IT IS TIME TO SEND A MESSAGE TO WYNNEFIELD: STOP THIS COSTLY AND DISTRACTING CONTEST!

The Corporate Governance and Nominating Committee of the Board spent many hours interviewing and carefully considering each of Wynnefield's three original director candidates, as well as other candidates. The Board believes in having healthy disagreements and debates in the boardroom. We welcome independent, high quality directors with complementary skillsets. That is why the Board decided to include Mr. Clarke in its slate, even though Wynnefield refused to entertain a settlement on customary terms. While we believe that Mr. Clarke’s experience and skills would be complementary to the Board, we concluded that none of the other two original Wynnefield candidates offers the right experience and capabilities to help lead the Company through its next phase of growth:

●

The Board thoroughly considered Mr. James Sherbert, who Wynnefield had included in its nomination notice. We determined that his experience in turning around companies in distress or bankruptcy was completely irrelevant to us given Omega’s strong balance sheet and performance. Now, after many months of aggressively pushing for his appointment to the Board, Wynnefield has apparently finally reached the same conclusion and has withdrawn Mr. Sherbert’s candidacy in its proxy materials filed on Friday evening.

●

However, Wynnefield continues to insist on the appointment of Mr. Michael Christodolou to the Board. Mr. Christodolou has no apparent experience in the nutrition industry, either as an executive or as a board member. We do not believe his private investment experience offers capabilities that are relevant to Omega’s strategic priorities of enhancing growth and profitability. In addition, the Board already has three members with strong finance backgrounds – Messrs. Scholtes, Ermers, and Wehlmann. We fail to see what just another director with a finance degree would add the Board.

So why is Wynnefield continuing to pursue a costly and disruptive proxy contest to push for a candidate who does not have any experience, skills or perspectives that would be additive to the Board? We believe Mr. Christodolou was hand-picked by Wynnefield founder and president Nelson Obus to be his “puppet” with a single, self-serving goal: to seek an immediate sale of the Company, even if that means foregoing substantial long-term value for Omega stockholders.

We think it is time for Omega stockholders to send a message to Wynnefield to stop serving as a costly distraction. Wynnefield has publicly attacked Omega for almost a year. While Wynnefield demanded that Omega be sold, these public attacks risked impeding that very goal when the Board conducted its strategic review with the assistance of J.P. Morgan. We have now included one of Wynnefield’s nominees in the Board’s slate, giving Wynnefield proportional Board representation. Still, Wynnefield continues to pursue a proxy contest at the expense of Omega and its other stockholders. You have the power to send a loud and clear message to Wynnefield by voting FOR the Board’s director candidates.

VOTE FOR OMEGA’S EXPERIENCED, PROVEN LEADERSHIP

Please vote for the Company’s three nominees and make sure that your interests are protected as your committed and energized Board continues to build and deliver value for our stockholders, today and in the future.

Sincerely,

Board of Directors

Omega Protein Corporation

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

Please vote the WHITE proxy card TODAY. If you have any questions or require any assistance with voting your shares, or if you need additional copies of the proxy materials, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Stockholders May Call Toll-Free: (866) 521-4192

Banks & Brokers May Call Collect: 212-269-5550

Email: OME@dfking.com

Safe Harbor Statement

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This letter includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements contained in this letter that are not historical facts are forward-looking statements that involve a number of risks and uncertainties. Forward-looking information may be based on projections, predictions and estimates. Some statements in this letter may be forward looking and use words like “may,” “may not,” “believes,” “does not believe,” “expects,” “does not expect,” “anticipates,” “does not anticipate,” “sees,” “does not see,” “should,” “plan,” “possible,” “potential” or other similar expressions. The forward-looking statements in this letter include statements concerning confidence in the Company’s strategic plan. In making these statements, we rely on assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we consider appropriate under the circumstances. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and the actual results may differ materially from those stated in the forward-looking statements due to a variety of important factors, both positive and negative. Important factors that could cause actual results to be materially different from those stated in forward-looking statements include, among others: (1) the Company’s ability to meet its raw material requirements through its annual menhaden harvest, which is subject to fluctuations due to natural conditions over which the Company has no control, such as varying fish population, fish oil yields, adverse weather conditions, natural and other disasters and disease; (2) the impact of laws and regulations that may be enacted that may restrict the Company’s operations or the sale of the Company’s products or increase the cost of compliance; (3) the impact of worldwide supply and demand relationships on prices for the Company’s products; (4) the Company’s expectations regarding demand and pricing for its products proving to be incorrect, and the effect of forward sales of products on the Company’s financial results; (5) fluctuations in the Company’s quarterly operating results due to the seasonality of the Company’s business, estimates of standard cost for inventory and subsequent adjustments to such costs, and the Company’s deferral of inventory sales based on worldwide prices for competing products; (6) the Company’s ability to realize the anticipated benefits from its acquisitions in the Human Nutrition business, and specifically, to integrate successfully its acquisitions in the Human Nutrition segment; (7) the Company’s expectations regarding Bioriginal, its future prospects and the dietary supplement market or the human health and wellness segment generally, proving to be incorrect; (8) increase in the price and shortage of key raw materials that could adversely affect Bioriginal’s businesses; (9) the cost of compliance or potential restrictions on sales caused by laws and regulations regarding fish meal or oil importation into foreign jurisdictions; (10) business disruptions, costs and future events related to any proxy contests initiated by any activist stockholders; and (11) the impact of the Company’s decision to exit the concentrated oils manufacturing business and dispose of its oil concentration facility on the Company’s business, financial condition or results of operation, including the amount of any losses that may be incurred in connection therewith. Other factors are described in further detail in the Company’s filings with the SEC, including its reports on Form 10-K, Form 10-Q and Form 8-K. Except as required by law, the Company expressly disclaims any intentions or obligation to revise or update any forward-looking information whether as a result of new information, future events or otherwise.

About Omega Protein Corporation

Omega Protein Corporation (NYSE: OME) is a century old nutritional product company that develops, produces and delivers healthy products throughout the world to improve the nutritional integrity of foods, dietary supplements and animal feeds. Omega Protein’s mission is to help people lead healthier lives with better nutrition through sustainably sourced ingredients such as highly-refined specialty oils and essential fatty acids, specialty protein products and nutraceuticals.

The Company operates eight manufacturing facilities located in the United States, Canada and Europe. The Company also operates more than 30 vessels to harvest menhaden, a fish abundantly found in the Atlantic Ocean and Gulf of Mexico.

Additional Information and Where to Find It

Omega Protein Corporation (the “Company”), its directors, its director nominees and certain of its executive officers are participants in the solicitation of proxies from Company stockholders in connection with the matters to be considered at the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). The Company has filed a definitive proxy statement and form of WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with such solicitation of proxies from the Company's shareholders. COMPANY STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY CONTAIN IMPORTANT INFORMATION.

Information regarding the names of the Company's directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company’s definitive proxy statement for the 2016 Annual Meeting, filed with the SEC on May 23, 2016. Additional information can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2015. Stockholders will be able to obtain the definitive proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website, by writing to Omega Protein Corporation, to the attention of the Corporate Secretary, 2105 City West Boulevard, Suite 500, Houston, Texas 77042, or by calling the Company’s proxy solicitor, D.F. King & Co., Inc., toll-free at (866) 521-4192.

Contact:

Media:

The Abernathy MacGregor Group

Sydney Isaacs, 713-343-0427

Investors:

D.F. King & Co., Inc.,

(866) 521-4192